SAMSON OIL & GAS ADDRESSES RECENT MARKET ACTIVITY

Denver 1600 hours January 13th, 2011, Perth 0500 hours, January 14th, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that, as a result of the unusual market activity in the trading of its American Depositary Shares on January 13, 2011, the NYSE Amex has contacted the company in accordance with its usual practice.  Samson advises that its policy is not to comment on unusual market activity or rumors.  Samson further advises that it continues to adhere to its longstanding policy to make prompt public announcements of material information concerning its business, operations or prospects.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 332 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

TERRY BARR	For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.